UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

September 6, 2018

Nuvectra Corporation

(Exact Name of Issuer as Specified in Charter)

Delaware	001-37525	30-0513847
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5830 Granite Parkway, Suite 1100

Plano, Texas 75024

(Address of Principal Executive Offices)

Melissa Beare

Executive Vice President, General Counsel and Corporate Secretary

(214) 474-3103

(Name and telephone number, including area code, of the person to contact in connection with this report)

Indicate by check mark the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Nuvectra Corporation (together with its subsidiaries, “Nuvectra” or the “Company”) reviewed its products to determine whether they contain tin, tantalum, tungsten or gold (“Conflict Minerals”) and determined that Conflict Minerals are contained in, and may be necessary to the functionality or production of, certain products that the Company manufactured or contracted to manufacture during the calendar year 2017 (the “Covered Products”). As a result of this determination, the Company conducted a reasonable country of origin inquiry, as further described below, to determine whether any Conflict Minerals in its Covered Products originated in the Democratic Republic of Congo or an adjoining country (each, a “Covered Country”).

The Covered Products can be found in each of the Company’s two business segments, Nuvectra Corporation and NeuroNexus Technologies, Inc., a wholly-owned subsidiary of the Company (“NeuroNexus”). NeuroNexus accounted for $4.8 million of consolidated sales during the calendar year 2017, and the Nuvectra Corporation segment accounted for the remaining $27.1 million of consolidated sales. The Company does not manufacture any Covered Products in the Nuvectra Corporation segment and outsources all manufacturing to a small number of manufacturer-suppliers, and therefore the Company is removed from direct interaction with the sources of materials and components used by its manufacturers. Accordingly, to conduct the reasonable country of origin inquiry for the Nuvectra Corporation segment, the Company depended significantly on the information provided by, and the second-tier suppliers used by, these manufacturer-suppliers. For the NeuroNexus segment, the Company reviewed bills-of-material and invoices to identify the suppliers of components and materials that contain Conflict Minerals.

To conduct the reasonable country of origin inquiry, the Company determined the suppliers of Covered Products or components or materials that contain Conflict Minerals and that are used in Covered Products (“Covered Suppliers”). The Company asked each of its Covered Suppliers to complete a conflict minerals survey based on the Electronic Industry Citizenship Coalition and Global e-Sustainability Initial Conflict Minerals Reporting Template (the “Conflict Minerals Survey”). The Conflict Minerals Survey is designed to confirm the use of Conflict Minerals in the Covered Products, to identify the source of the Conflict Minerals and to determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The Company reviewed the responses from the Covered Suppliers and contacted each Covered Supplier that failed to return the information in the Conflict Minerals Survey to request information.

With respect to the Nuvectra Corporation business segment, based on the responses from supplier-manufacturers to that segment, the Company does not have sufficient information to conclude whether any Conflict Minerals originated or may have originated in any Covered Country and, if so, whether those Conflict Minerals are solely from recycled or scrap sources. With respect to the NeuroNexus business segment, the Company has reason to believe that certain Conflict Minerals provided by one Covered Supplier may have originated from a Covered Country and has reason to believe that the Conflict Minerals may not be from recycled or scrap sources. Based on the information it received, The Company believes that the Conflict Minerals at issue are obtained through the ITSCI program, which assists companies with due diligence and responsible sourcing of minerals from high-risk areas.

The information contained in this Form SD is publicly available on the Company’s website at http://investors.nuvectramed.com/. The website and the information accessible through it are not incorporated into this Form SD.

Item 1.02	Exhibits

On April 7, 2017, the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) issued its “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” (the “Statement”). The Statement provides that “the Division of Corporation Finance has determined that it will not recommend enforcement action to the SEC if companies, including those that are subject to paragraph (c) of Item 1.01 of Form SD, only file disclosure under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.” Relying on the Statement, Nuvectra has chosen not to file as an exhibit to this Form SD the report otherwise required by Item 1.01(c) of Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nuvectra Corporation

Date: September 6, 2018	By:	/s/ Walter Z. Berger
	Name:	Walter Z. Berger
	Title:	Chief Operating Officer and Chief Financial Officer